02047840

10/1/02

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X_____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Registrant hereby reports the following:

The Registrant has received a letter from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, the Registrant's Ordinary Shares had closed below the minimum of $1.00 per share as required for the continued listing on the Nasdaq National Market. The letter stated that the Registrant would have until December 26, 2002 to regain compliance with these requirements, otherwise its securities will be delisted. Should compliance fail to be regained, the Registrant may be eligible to transfer its securities to the Nasdaq SmallCap Market.

In the event that the Registrant's Ordinary Shares are delisted from the Nasdaq National Market within one year following their listing on the Tel-Aviv Stock Exchange (TASE), they may also be delisted from the TASE, unless the Registrant publishes a prospectus in Israel.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Israel Gal
President and CEO

Dated: October 14, 2002

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